Exhibit 99.1

Melco Announces Unaudited Second Quarter 2025 Earnings

MACAU, July 31, 2025 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the second quarter of 2025.

Total operating revenues for the second quarter of 2025 were US$1.33 billion, representing an increase of approximately 15% from US$1.16 billion for the comparable period in 2024. The increase in total operating revenues was primarily attributable to the improved performance in both overall gaming and non-gaming operations.

Operating income for the second quarter of 2025 was US$124.7 million, compared with US$123.7 million in the second quarter of 2024.

Melco’s Adjusted Property EBITDA(1) was US$377.7 million in the second quarter of 2025, compared with US$302.8 million in the second quarter of 2024.

Net income attributable to Melco Resorts & Entertainment Limited for the second quarter of 2025 was US$17.2 million, or US$0.04 per ADS, compared with US$21.4 million, or US$0.05 per ADS, in the second quarter of 2024. The net loss attributable to noncontrolling interests was US$7.8 million and US$22.7 million during the second quarters of 2025 and 2024, respectively, the majority of which related to the net loss attributable to Studio City and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Macau Property EBITDA grew 35% year-over-year and 13% quarter-to-quarter. Gaming volumes and revenue increased, with City of Dreams Macau and Studio City setting new records in mass market table games revenue. This was further supported by increases in cost efficiencies leading to stronger margins. We are confident that the strategic initiatives we implemented have set us up on a solid foundation for continued growth.

“In the Philippines, although the heightened competitive environment continues to impact performance, we have been implementing a variety of initiatives to improve performance and reduce cost. In Cyprus, City of Dreams Mediterranean and our satellite casinos exhibited solid results despite the events in the Middle East in June 2025 and we are cautiously optimistic about the performance for the remainder of the peak season.

“And finally, we are very excited to have City of Dreams Sri Lanka open on August 1, 2025. City of Dreams Sri Lanka represents the first integrated resort in Sri Lanka and South Asia, and we are excited for the opportunities this presents for us.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2025, total operating revenues at City of Dreams were US$710.5 million, compared with US$576.4 million in the second quarter of 2024. City of Dreams’ Adjusted EBITDA was US$225.6 million in the second quarter of 2025, compared with US$165.1 million in the second quarter of 2024. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming operations.

Rolling chip volume increased to US$5.49 billion during the second quarter of 2025, compared with US$4.83 billion in the second quarter of 2024 and win rate was 3.93% in the second quarter of 2025 versus 2.99% in the second quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.75 billion in the second quarter of 2025, compared with US$1.46 billion in the second quarter of 2024 and hold percentage was 30.5% in the second quarter of 2025, compared with 32.3% in the second quarter of 2024.

Gaming machine handle for the second quarter of 2025 was US$945.3 million, compared with US$902.3 million in the second quarter of 2024 and win rate was 3.0% in the second quarter of 2025 versus 3.1% in the second quarter of 2024.

Total non-gaming revenue at City of Dreams in the second quarter of 2025 was US$88.1 million, compared with US$80.4 million in the second quarter of 2024.

Studio City Second Quarter Results

For the quarter ended June 30, 2025, total operating revenues at Studio City were US$388.2 million, compared with US$352.3 million in the second quarter of 2024. Studio City’s Adjusted EBITDA was US$105.2 million in the second quarter of 2025, compared with US$79.2 million in the second quarter of 2024. The year-over-year increase in Adjusted EBITDA was primarily a result of better mass market performance.

Mass market table games drop was US$958.2 million in the second quarter of 2025, compared with US$955.6 million in the second quarter of 2024 and hold percentage was 34.0% in the second quarter of 2025, compared with 30.1% in the second quarter of 2024.

Gaming machine handle for the second quarter of 2025 was US$916.1 million, compared with US$842.4 million in the second quarter of 2024 and win rate was 3.7% in the second quarter of 2025, compared with 3.3% in the second quarter of 2024.

Total non-gaming revenue at Studio City was US$83.8 million in the second quarter of 2025, compared with US$80.4 million in the second quarter of 2024.

As reported in the earnings release for the fourth quarter of 2024, Studio City has strategically repositioned itself to focus on the premium mass and mass operations, and VIP rolling chip operations at Studio City were transferred to City of Dreams in late October 2024.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2025, total operating revenues at Altira Macau were US$28.3 million, compared with US$29.3 million in the second quarter of 2024. Altira Macau’s Adjusted EBITDA was US$0.8 million in the second quarter of 2025, compared with negative Adjusted EBITDA of US$2.0 million in the second quarter of 2024.

Mass market table games drop was US$119.0 million in the second quarter of 2025 versus US$134.4 million in the second quarter of 2024 and hold percentage was 21.3% in the second quarter of 2025, compared with 20.6% in the second quarter of 2024.

Gaming machine handle for the second quarter of 2025 was US$114.9 million, compared with US$132.1 million in the second quarter of 2024 and win rate was 2.5% in the second quarter of 2025 versus 2.6% in the second quarter of 2024.

Total non-gaming revenue at Altira Macau was US$4.8 million in the second quarter of 2025, compared with US$4.9 million in the second quarter of 2024.

Mocha and Other Second Quarter Results

Total operating revenues from Mocha and Other were US$27.9 million in the second quarter of 2025, compared with US$30.7 million in the second quarter of 2024. Mocha and Other’s Adjusted EBITDA was US$5.2 million in the second quarter of 2025, compared with US$6.8 million in the second quarter of 2024.

Mass market table games drop was US$53.4 million in the second quarter of 2025 versus US$58.0 million in the second quarter of 2024 and hold percentage was 15.6% in the second quarter of 2025 versus 18.9% in the second quarter of 2024.

Gaming machine handle for the second quarter of 2025 was US$496.4 million, compared with US$502.7 million in the second quarter of 2024 and win rate was 4.1% in the second quarter of 2025 versus 4.2% in the second quarter of 2024.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2025, total operating revenues at City of Dreams Manila were US$98.5 million, compared with US$109.0 million in the second quarter of 2024. City of Dreams Manila’s Adjusted EBITDA was US$28.4 million in the second quarter of 2025, compared with US$40.5 million in the comparable period of 2024. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming operations.

City of Dreams Manila’s rolling chip volume was US$694.4 million in the second quarter of 2025 versus US$572.9 million in the second quarter of 2024 and win rate was 2.05% in the second quarter of 2025 versus 3.19% in the second quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$147.9 million in the second quarter of 2025, compared with US$174.4 million in the second quarter of 2024 and hold percentage was 34.8% in the second quarter of 2025, compared with 32.4% in the second quarter of 2024.

Gaming machine handle for the second quarter of 2025 was US$1.00 billion, compared with US$1.04 billion in the second quarter of 2024 and win rate was 4.6% in both the second quarters of 2025 and 2024.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2025 was US$27.0 million, compared with US$27.3 million in the second quarter of 2024.

City of Dreams Mediterranean and Other Second Quarter Results

The Company operates City of Dreams Mediterranean in conjunction with three satellite casinos in Cyprus.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended June 30, 2025 were US$72.3 million, compared with US$58.7 million in the second quarter of 2024. City of Dreams Mediterranean and Other’s Adjusted EBITDA was US$12.4 million in the second quarter of 2025, compared with US$13.1 million in the second quarter of 2024.

Rolling chip volume was US$0.7 million for the second quarter of 2025 versus US$6.9 million in the second quarter of 2024 and win rate was 7.28% in the second quarter of 2025, compared with negative 5.59% in the second quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%. The significant fluctuation on the rolling chip win rate resulted from low gaming volumes.

Mass market table games drop was US$161.8 million in the second quarter of 2025, compared with US$113.8 million in the second quarter of 2024 and hold percentage was 21.9% in the second quarter of 2025, compared with 24.0% in the second quarter of 2024.

Gaming machine handle for the second quarter of 2025 was US$668.1 million, compared with US$522.4 million in the second quarter of 2024 and win rate was 4.9% in the second quarter of 2025 versus 5.2% in the second quarter of 2024.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the second quarter of 2025 was US$25.4 million, compared with US$19.2 million in the second quarter of 2024.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2025 were US$103.4 million, which mainly included interest expense, net of amounts capitalized of US$117.9 million, partially offset by net foreign exchange gains of US$13.3 million.

Depreciation and amortization costs of US$133.9 million were recorded in the second quarter of 2025, of which US$5.0 million related to the amortization expense for land use rights.

As announced on June 9, 2025, after considering the Company’s overall development strategy and in accordance with Macau law, the Company will cease operations of the Grand Dragon Casino and three Mocha Clubs before the end of 2025. As a result, in the second quarter of 2025, we recognized an impairment in goodwill of US$55.6 million in Property Charges and Other to reflect the decrease in fair value of the reporting unit “Mocha and Other” which takes into account the expected cessation of three Mocha Clubs before the end of 2025 and the continuing operations of the other three Mocha Clubs, namely, Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon, subject to compliance with all legal and regulatory requirements in Macau.

The Adjusted EBITDA for Studio City for the three months ended June 30, 2025 referred to above was US$28.8 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated July 31, 2025 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2025 aggregated to US$1.24 billion, including US$124.1 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.16 billion at the end of the second quarter of 2025. Available liquidity, including cash and undrawn revolving credit facilities as of June 30, 2025 was approximately US$2.27 billion.

In July 2025, Studio City Finance Limited repaid the US$221.6 million principal amount outstanding under the 6.00% senior notes which matured on July 15, 2025, with a HK$1,337.0 million (equivalent to US$170.3 million) drawdown from the senior secured credit facilities entered into by Studio City Company Limited and the remainder with cash on hand.

Capital expenditures for the second quarter of 2025 were US$95.9 million, which included costs related to enhancement projects at City of Dreams in Macau and Studio City, and the fit-out of the casino at City of Dreams Sri Lanka.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2025 financial results on Thursday, July 31, 2025 at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers, passcode and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://s1.c-conf.com/diamondpass/10049000-vi09pg.html

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA, which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA to measure the operating performance of our segments and to compare the operating performance of our properties with those of our competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA do not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”), which are non- GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Grand Dragon Casino, a casino located in Taipa, Macau and Mocha Clubs (www.mochaclubs.com), the largest non-casino based operator of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Operating revenues:
Casino	$1,095,508	$942,968	$2,119,920	$1,856,288
Rooms	108,918	101,386	214,057	202,224
Food and beverage	70,948	71,574	146,496	137,679
Entertainment, retail and other	52,837	43,727	80,046	75,871

Total operating revenues	1,328,211	1,159,655	2,560,519	2,272,062

Operating costs and expenses:
Casino	(695,947)	(632,474)	(1,358,604)	(1,242,225)
Rooms	(36,938)	(30,266)	(72,563)	(59,518)
Food and beverage	(60,641)	(53,712)	(121,738)	(108,449)
Entertainment, retail and other	(32,731)	(23,021)	(46,518)	(39,647)
General and administrative	(158,494)	(144,388)	(313,444)	(271,343)
Payments to the Philippine Parties	(9,062)	(10,535)	(18,301)	(19,024)
Pre-opening costs	(28,982)	(2,883)	(43,023)	(5,172)
Development costs	(1,846)	(1,934)	(5,270)	(2,072)
Amortization of land use rights	(4,980)	(4,979)	(9,982)	(9,955)
Depreciation and amortization	(128,943)	(129,535)	(254,364)	(261,357)
Property charges and other	(44,991)	(2,192)	(47,186)	(4,214)

Total operating costs and expenses	(1,203,555)	(1,035,919)	(2,290,993)	(2,022,976)

Operating income	124,656	123,736	269,526	249,086

Non-operating income (expenses):
Interest income	1,687	4,293	4,563	8,831
Interest expense, net of amounts capitalized	(117,883)	(121,320)	(237,389)	(245,512)
Other financing costs	(1,895)	(1,976)	(3,978)	(3,600)
Foreign exchange gains, net	13,299	2,335	18,901	507
Other income, net	1,389	605	1,989	2,605
Loss on extinguishment of debt	—	(869)	—	(869)

Total non-operating expenses, net	(103,403)	(116,932)	(215,914)	(238,038)

Income before income tax	21,253	6,804	53,612	11,048
Income tax expense	(11,898)	(8,091)	(16,510)	(11,785)

Net income (loss)	9,355	(1,287)	37,102	(737)
Net loss attributable to noncontrolling interests	7,837	22,677	12,622	37,297

Net income attributable to Melco Resorts & Entertainment Limited	$17,192	$21,390	$49,724	$36,560

Net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.015	$0.016	$0.041	$0.028

Diluted	$0.014	$0.016	$0.041	$0.028

Net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.044	$0.049	$0.123	$0.083

Diluted	$0.043	$0.049	$0.122	$0.083

Weighted average shares outstanding used in net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,183,590,580	1,320,517,938	1,216,519,466	1,315,894,356

Diluted	1,186,358,988	1,322,235,542	1,219,467,624	1,320,530,024

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,119,822	$1,147,193
Restricted cash	—	368
Accounts receivable, net	129,338	144,211
Receivables from affiliated companies	2,071	2,422
Inventories	32,881	32,452
Prepaid expenses and other current assets	102,407	102,521

Total current assets	1,386,519	1,429,167

Property and equipment, net	5,234,667	5,272,500
Intangible assets, net	279,108	288,710
Goodwill	25,632	82,090
Long-term prepayments, deposits and other assets, net	127,120	131,850
Restricted cash	124,143	125,511
Operating lease right-of-use assets	85,094	89,164
Land use rights, net	550,221	566,351

Total assets	$7,812,504	$7,985,343

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$16,919	$24,794
Accrued expenses and other current liabilities	1,034,582	1,054,018
Income tax payable, current	36,059	38,009
Operating lease liabilities, current	21,795	18,590
Finance lease liabilities, current	34,668	33,817
Current portion of long-term debt, net	51,295	21,597
Payables to affiliated companies	617	39

Total current liabilities	1,195,935	1,190,864

Long-term debt, net	7,109,676	7,135,825
Other long-term liabilities	299,497	315,299
Income tax payable, non-current	5,916	—
Deferred tax liabilities, net	35,726	36,708
Operating lease liabilities, non-current	76,548	80,673
Finance lease liabilities, non-current	162,548	165,938

Total liabilities	8,885,846	8,925,307

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,351,540,382 shares issued; 1,171,221,595 and 1,259,138,299 shares outstanding, respectively	13,515	13,515
Treasury shares, at cost; 180,318,787 and 92,402,083 shares, respectively	(358,997)	(216,626)
Additional paid-in capital	2,975,802	2,985,730
Accumulated other comprehensive losses	(94,800)	(95,750)
Accumulated losses	(3,963,605)	(4,013,329)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,428,085)	(1,326,460)
Noncontrolling interests	354,743	386,496

Total deficit	(1,073,342)	(939,964)

Total liabilities and deficit	$7,812,504	$7,985,343

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Net income attributable to Melco Resorts & Entertainment Limited	$17,192	$21,390	$49,724	$36,560
Pre-opening costs	28,982	2,883	43,023	5,172
Development costs	1,846	1,934	5,270	2,072
Property charges and other	44,991	2,192	47,186	4,214
Loss on extinguishment of debt	—	869	—	869
Income tax impact on adjustments	(556)	(18)	(799)	(37)
Noncontrolling interests impact on adjustments	(188)	(844)	(1,052)	(883)

Adjusted net income attributable to Melco Resorts & Entertainment Limited	$92,267	$28,406	$143,352	$47,967

Adjusted net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.078	$0.022	$0.118	$0.036

Diluted	$0.078	$0.021	$0.118	$0.036

Adjusted net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.234	$0.065	$0.354	$0.109

Diluted	$0.233	$0.064	$0.353	$0.109

Weighted average shares outstanding used in adjusted net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,183,590,580	1,320,517,938	1,216,519,466	1,315,894,356

Diluted	1,186,358,988	1,322,235,542	1,219,467,624	1,320,530,024

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended June 30, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating income (loss)	$163,368	$47,336	$(35)	$(51,468)	$12,769	$(748)	$(46,566)	$124,656
Payments to the Philippine Parties	—	—	—	—	9,062	—	—	9,062
Integrated resort and casino rent (3)	—	—	—	—	1,118	—	1,788	2,906
Pre-opening costs (4)	19,985	314	—	—	—	—	6,895	27,194
Development costs	—	—	—	—	—	—	1,846	1,846
Depreciation and amortization	51,220	56,926	578	1,077	5,147	13,155	5,820	133,923
Share-based compensation	1,600	428	114	46	269	105	5,084	7,646
Property charges and other	(10,536)	206	184	55,557	52	(97)	(375)	44,991

Adjusted EBITDA	225,637	105,210	841	5,212	28,417	12,415	(25,508)	352,224
Corporate and Other expenses	—	—	—	—	—	—	25,508	25,508

Adjusted Property EBITDA	$225,637	$105,210	$841	$5,212	$28,417	$12,415	$—	$377,732

	Three Months Ended June 30, 2024
	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating income (loss)	$111,105	$23,456	$(3,174)	$5,876	$17,209	$653	$(31,389)	$123,736
Payments to the Philippine Parties	—	—	—	—	10,535	—	—	10,535
Integrated resort and casino rent (3)	—	—	—	—	1,045	—	—	1,045
Pre-opening costs	1,801	747	—	—	—	26	309	2,883
Development costs	—	—	—	—	—	—	1,934	1,934
Depreciation and amortization	49,750	54,492	557	930	11,355	12,218	5,212	134,514
Share-based compensation	1,225	337	108	43	283	106	4,955	7,057
Property charges and other	1,251	208	497	—	61	105	70	2,192

Adjusted EBITDA	165,132	79,240	(2,012)	6,849	40,488	13,108	(18,909)	283,896
Corporate and Other expenses	—	—	—	—	—	—	18,909	18,909

Adjusted Property EBITDA	$165,132	$79,240	$(2,012)	$6,849	$40,488	$13,108	$—	$302,805

(3)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to John Keells Group.
(4)	Certain amounts of pre-opening costs are grouped and reported under the line item Integrated resort and casino rent.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Six Months Ended June 30, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating income (loss)	$300,860	$85,462	$(2,478)	$(45,748)	$26,293	$(1,220)	$(93,643)	$269,526
Payments to the Philippine Parties	—	—	—	—	18,301	—	—	18,301
Integrated resort and casino rent (3)	—	—	—	—	2,802	—	3,579	6,381
Pre-opening costs (4)	28,461	469	—	—	—	—	10,514	39,444
Development costs	—	—	—	—	—	—	5,270	5,270
Depreciation and amortization	100,759	113,674	1,105	2,104	10,505	25,153	11,046	264,346
Share-based compensation	2,897	766	212	90	485	205	9,781	14,436
Property charges and other	(11,432)	2,161	1,313	55,557	86	(111)	(388)	47,186

Adjusted EBITDA	421,545	202,532	152	12,003	58,472	24,027	(53,841)	664,890
Corporate and Other expenses	—	—	—	—	—	—	53,841	53,841

Adjusted Property EBITDA	$421,545	$202,532	$152	$12,003	$58,472	$24,027	$—	$718,731

	Six Months Ended June 30, 2024
	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating income (loss)	$209,171	$56,737	$(3,558)	$12,388	$32,701	$(1,782)	$(56,571)	$249,086
Payments to the Philippine Parties	—	—	—	—	19,024	—	—	19,024
Integrated resort and casino rent (3)	—	—	—	—	2,793	—	—	2,793
Pre-opening costs	3,673	806	69	—	—	315	309	5,172
Development costs	—	—	—	—	—	—	2,072	2,072
Depreciation and amortization	101,174	108,759	1,132	1,851	22,981	24,932	10,483	271,312
Share-based compensation	2,539	711	227	80	583	211	9,609	13,960
Property charges and other	2,178	148	1,544	(5)	251	(31)	129	4,214

Adjusted EBITDA	318,735	167,161	(586)	14,314	78,333	23,645	(33,969)	567,633
Corporate and Other expenses	—	—	—	—	—	—	33,969	33,969

Adjusted Property EBITDA	$318,735	$167,161	$(586)	$14,314	$78,333	$23,645	$—	$601,602

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Net income attributable to Melco Resorts & Entertainment Limited	$17,192	$21,390	$49,724	$36,560
Net loss attributable to noncontrolling interests	(7,837)	(22,677)	(12,622)	(37,297)

Net income (loss)	9,355	(1,287)	37,102	(737)
Income tax expense	11,898	8,091	16,510	11,785
Interest and other non-operating expenses, net	103,403	116,932	215,914	238,038
Depreciation and amortization	133,923	134,514	264,346	271,312
Property charges and other	44,991	2,192	47,186	4,214
Share-based compensation	7,646	7,057	14,436	13,960
Development costs	1,846	1,934	5,270	2,072
Pre-opening costs (4)	27,194	2,883	39,444	5,172
Integrated resort and casino rent (3)	2,906	1,045	6,381	2,793
Payments to the Philippine Parties	9,062	10,535	18,301	19,024

Adjusted EBITDA	352,224	283,896	664,890	567,633
Corporate and Other expenses	25,508	18,909	53,841	33,969

Adjusted Property EBITDA	$377,732	$302,805	$718,731	$601,602

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Room Statistics:
City of Dreams
Average daily rate (5)	$217	$209	$217	$207
Occupancy per available room	98%	93%	98%	93%
Revenue per available room (6)	$212	$194	$213	$194
Studio City
Average daily rate (5)	$163	$157	$166	$158
Occupancy per available room	97%	96%	98%	96%
Revenue per available room (6)	$159	$150	$163	$151
Altira Macau
Average daily rate (5)	$130	$129	$132	$131
Occupancy per available room	97%	95%	97%	95%
Revenue per available room (6)	$126	$123	$128	$124
City of Dreams Manila
Average daily rate (5)	$164	$160	$161	$164
Occupancy per available room	95%	97%	95%	96%
Revenue per available room (6)	$156	$155	$153	$158
City of Dreams Mediterranean and Other
Average daily rate (5)	$495	$443	$430	$383
Occupancy per available room	62%	61%	60%	58%
Revenue per available room (6)	$306	$272	$257	$221
Other Information:
City of Dreams
Average number of table games	437	430	434	430
Average number of gaming machines	616	603	622	624
Table games win per unit per day (7)	$18,876	$15,714	$18,572	$15,490
Gaming machines win per unit per day (8)	$505	$510	$507	$491
Studio City
Average number of table games	253	252	253	249
Average number of gaming machines	724	641	760	656
Table games win per unit per day (7)	$14,143	$13,563	$13,734	$13,300
Gaming machines win per unit per day (8)	$516	$476	$486	$456
Altira Macau
Average number of table games	30	39	33	41
Average number of gaming machines	131	139	133	137
Table games win per unit per day (7)	$9,277	$7,890	$8,203	$8,330
Gaming machines win per unit per day (8)	$242	$276	$276	$260
Mocha and Other
Average number of table games	15	16	15	17
Average number of gaming machines	835	912	845	905
Table games win per unit per day (7)	$6,115	$7,629	$6,502	$6,674
Gaming machines win per unit per day (8)	$270	$254	$279	$273
City of Dreams Manila
Average number of table games	264	269	266	269
Average number of gaming machines	2,259	2,277	2,266	2,279
Table games win per unit per day (7)	$2,734	$3,049	$2,566	$2,935
Gaming machines win per unit per day (8)	$223	$232	$237	$253
City of Dreams Mediterranean and Other
Average number of table games	106	102	106	103
Average number of gaming machines	883	891	885	890
Table games win per unit per day (7)	$3,684	$2,908	$3,390	$2,941
Gaming machines win per unit per day (8)	$406	$334	$389	$325

(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis